U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation

1. Name of the Registrant:

           MASSEY ENERGY COMPANY

2. Name of person relying on exemption:

California State Teachers’ Retirement System

3.  Address of person relying on exemption:

100 Waterfront Place, West Sacramento, CA 95605

4.  Written materials.  Attach written material required to be submitted pursuant to Rule 14a-6(g)(1):

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM • OFFICE OF CONNECTICUT STATE TREASURER • ILLINOIS STATE BOARD OF INVESTMENT • MARYLAND STATE PENSION AND RETIREMENT SYSTEM • NEW YORK STATE COMMON RETIREMENT FUND • NEW YORK CITY EMPLOYEES’ RETIREMENT SYSTEM •
NORTH CAROLINA DEPARTMENT OF STATE TREASURER • OREGON STATE TREASURY • PENNSYLVANIA TREASURY

May 11, 2010

Dear Fellow Massey Energy Shareholder:

As major public institutional investors collectively holding $ 64 million of Massey Energy Company (“Massey” or the “Company”) shares, we write to urge you to withhold your support from Board of Directors Baxter F. Phillips, Jr. (“Phillips”), Richard M. Gabrys (“Gabrys”) and Dan R. Moore (“Moore”), who are standing for re-election at the May 18 annual shareholder meeting.  We believe that shareholders should withhold their votes primarily because these Directors have failed to carry out their duties on the Safety, Environmental, and Public Policy Committee (“SEPPC”).  As you may know, last week both proxy advisors RiskMetrics and Glass Lewis also recommended that shareholders withhold their support from these Directors.

A History of Safety Violations at Upper Big Branch Mine and Other Mines

Since the tragic Upper Big Branch mine (“Upper Big Branch”) explosion on April 5, 2010, federal Mine Safety and Health Administration (“MSHA”) records and media reports have revealed repeated and serious safety violations.  As Assistant Secretary of Labor for Mine Safety and Health Joseph Main said during his testimony before the United States Committee on Health, Education, Labor and Pensions last month, “The citations MSHA has issued at Upper Big Branch have not only been more numerous than average, they have also been more serious.”  A MSHA report points out the agency issued 515 citations and orders in 2009 and another 124 this year.  Of these complaints, 39 percent of the citations constituted “significant and substantial” (“S&S”) violations.  The MHSA report notes that “[i]n some prior years, the S&S rate at Upper Big Branch has been 10-12 % higher than the national average.”

In addition, MSHA also issued 48 withdrawal orders “for repeated significant and substantial violations that the mine operator knew, or should have known, constituted a hazard” (emphasis in original).  The mine’s rate is almost 19 times higher than the national rate.

Upper Big Branch is not an outlier.  Indeed, three other Massey mines had more citations in 2009 than the Upper Big Branch.  In fact, the United States Department of Labor is litigating to establish that one of these mines is a pattern violator.  If this effort is successful, the mine will be the first one placed on pattern violator status since the passage of the federal Mine Safety and Health Act.

Safety, Environmental, and Public Policy Committee Duties and Responsibilities

According to the most recent Massey Definitive Proxy Statement, SEPPC principal duties include reviewing and assessing risks, and making recommendations to safety issues.  SEPPC’s responsibilities include: (1) reporting to the Board of Directors on a quarterly basis the Company’s compliance with worker safety rules and regulations; (2) establishing goals for implementing enhancements used to monitor and count mine safety incidents and complaints; and (3) determining the specific content of mine safety reports to the Board of Directors and reasonably informing the Board of Directors about compliance with all mine safety laws.  These duties are further underscored in the April 28, 2010 letter from Lead Director Admiral Bobby Inman to institutional investors in which he writes that “. . . all our directors participate in meetings of the Safety, Environmental and Public Policy Committee, which meet on a quarterly basis regarding our compliance with worker safety and environmental compliance rules, regulations and goals.”

Given Massey’s repeated and serious safety violations as discussed above, we believe SEPPC Directors Phillips, Gabrys, and Moore have failed to carry out their roles and responsibilities under SEPPC.   We also believe that Massey has tried to deflect criticism by emphasizing less relevant metrics such as Non-Fatal Days Lost (“NFDL”), a statistic cited by Lead Director Inman in his April 28 letter to us.  NFDL does not capture other safety violations such as S&S violations or withdrawal orders.  We also believe that Lead Director Inman’s reliance on the company-wide NFDL rate overlooks the significant NFDL rate for Upper Big Branch that was more than three times the NFDL rate for the Company as a whole in 2008 and 2009.   Because SEPPC responsibilities and duties include reviewing safety risks, establishing goals for safety enhancements, and reasonably informing the Board about compliance with all mine safety laws, we believe these three Directors failed to manage the many safety risks the Company faces.

Consequences for Shareholders

Massey’s safety record has real consequences for its shareholders.  Following the April 5th accident, Massey shares lost approximately $975 million in market value during a two-day time period.  Massey has also said it will take a second-quarter loss of between $80 million to $150 million for costs related to the Upper Big Branch explosion, including employee benefits and mine damage.  Finally, Standard & Poors said that it may cut Massey’s ratings due to increased regulatory scrutiny that would impact the Company’s production.

In our view, the SEPPC has fallen short of fulfilling its responsibilities to Massey and its shareholders, as evidenced by the Company’s poor safety record and market value.  For that reason, we believe that shareholders should withhold their support from SEPPC members Phillips, Gabrys and Moore’s re-election.

Sincerely,

Christopher J. Ailman, Chief Investment Officer
California State Teachers' Retirement System

Denise Nappier, State Treasurer
State of Connecticut

William R. Atwood, Executive Director
Illinois State Board of Investment

Ronald E. Powell, Chairman of the Board
Illinois State Board of Investment

Nancy K. Kopp, Chairman, Board of Trustees
Maryland State Retirement and Pension System

Dean Kenderdine, Executive Director
Maryland State Retirement Agency

Thomas P. DiNapoli
New York State Comptroller

Diane D’Alessandro, Executive Director
New York City Employees’ Retirement System

Janet Cowell, State Treasurer
North Carolina Department of State Treasurer

Ted Wheeler, State Treasurer
Oregon State Treasury

Rob McCord, State Treasurer
Pennsylvania Treasury